UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) [_] FORM 10-K [_] Form 20-F [_] Form 11-K [X] Form 10-Q
                     [_] Form N-SAR

                                           For Period Ended March 31, 2008

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended: _________________________________

READ ATTACHED INSTRUCTIONS BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION:

TIX CORPORATION
Full Name of Registrant

12001 Ventura Place, Suite 340
Address of principal executive offices:

Studio City, California 91604
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box).

[X]      (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]       (c)   The accountant's statement or other exhibit required by Rule
                    12b-25(b) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

The Company requires additional time to complete its financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Matthew Natalizio (818) 761-1002, Ext. 2105
(Name) (Area Code) (Telephone Number)

(2)               Have all other periodic reports required under Section 13 or 15(d) of the
                    Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
                    of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?

                    [ ] Yes           [X] No

(3)               Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
                    thereof? [X] Yes     [ ] No

                    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

The results of operations will include the operations of New Space Entertainment,
Inc. and Magic Arts & Entertainment-Florida, Inc. which were acquired in the first
Quarter of 2008.
TIX CORPORATION
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: May 14, 2008	By:	/s/ MATTHEW NATALIZIO
Matthew Natalizio, Chief Financial Officer